NEWS RELEASE

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The offer described below is made only pursuant to the Offer to Purchase described below. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of 10⅞% Notes (as defined below) in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  However, the Company (as defined below) may, in its discretion, take such action as it may deem necessary to make the offer in any such jurisdiction.

PTC International Finance II S.A. Commences Tender Offer and Consent Solicitation for Its 10⅞% Senior Subordinated Guaranteed Notes due 2008 (the “10⅞% Notes”).

28 September 2004

Luxembourg, 28 September 2004 - PTC International Finance II S.A. (the “Company”), an indirect wholly-owned subsidiary of Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”), is making a cash tender offer to purchase all of the outstanding 10⅞% Notes.  As a result of open market purchases by the Company in the past, €135,615,000 of 10⅞% Notes are still outstanding. Concurrently with the offer to purchase the 10⅞% Notes, the Company is soliciting consents (“Consents”) from holders of the 10⅞% Notes to amendments to the 10⅞% Notes and the indenture governing the 10⅞% Notes that will eliminate most of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the 10⅞% Notes and the indenture (the "Proposed Amendments").  By tendering their 10⅞% Notes, holders of 10⅞% Notes are deemed to deliver related Consents to the Proposed Amendments.

The “Total Consideration" payable by the Company for the 10⅞% Notes will be €1,075 per €1,000 principal amount of 10⅞% Notes.  Included in the Total Consideration is an amount equal to €15 per €1,000 principal amount of 10⅞% Notes (the "Consent Payment") that will only be paid to holders of 10⅞% Notes who validly tender and do not validly withdraw their 10⅞% Notes and related Consents prior to 5:00 p.m., New York time, on Wednesday, October 13, 2004 (the “Consent Payment Deadline”).  The "Purchase Price" (the Total Consideration minus the Consent Payment) will be paid for 10⅞% Notes tendered after the Consent Payment Deadline and prior to the Expiration Time.  Accrued and unpaid interest on any 10⅞% Notes validly tendered and accepted for payment will be paid from and including July 31, 2004 and up to but excluding the settlement date.

The Offer expires at 12:01 a.m., New York time, on October 28, 2004 (the "Expiration Time"), unless extended or earlier terminated by the Company or PTC by press release or notice in the manner provided in the Offer Document.

Background to the Offer. When the 10⅞% Notes were issued, the Company loaned the proceeds from the issuance to its parent company, PTC International Finance (Holdings) B.V. ("Holdings"), a wholly-owned subsidiary of PTC organized under the laws of the Netherlands, and Holdings, in turn, loaned the proceeds to PTC.  Effective January 1, 2004, Poland and the Netherlands entered into a double taxation treaty, under which payments by Polish entities on funds borrowed from Dutch entities are subject to a 5% withholding tax in Poland.  While a grace period is applicable under the tax treaty until January 1, 2005, beginning on January 1, 2005 payments by PTC to Holdings on the intercompany loan will be subject to a 5% withholding tax in Poland.  After analysis of various alternatives by which the withholding tax might conceivably be avoided, the Company and PTC believe that, under the terms of the indenture governing the 10⅞% Notes, the Company may redeem the 10⅞% Notes at a price equal to 100% of their principal amount as a result of the imposition of the new withholding tax (the “tax redemption”).  While no decision has yet been made by the Company with regard to the exercising of the tax redemption, the Company and PTC recognize that the exercising of the tax redemption would be economically disadvantageous to the Holders of the 10⅞% Notes.  Accordingly, while reserving its right to redeem the 10⅞% Notes under the tax redemption, the Company is now making the Offer.

In addition to the Offer, the Company currently intends to redeem its outstanding $150,000,000 11¼% Senior Subordinated Guaranteed Notes due 2009 and its outstanding €300,000,000 11¼% Senior Subordinated Guaranteed Notes due 2009 on December 1, 2004, which is the earliest optional redemption date as set forth in the respective notes, at 105.625% of the aggregate principal amount of such notes outstanding, in accordance with the terms of the respective notes.

Conditions to the Offer. Acceptance of 10⅞% Notes tendered pursuant to the Offer is conditional upon (i) the valid tender of 10⅞% Notes and delivery of related Consents prior to the Consent Payment Deadline by Holders of at least a majority of the aggregate principal amount of the outstanding 10⅞% Notes not subject to any rights of withdrawal and (ii) the execution and delivery of a supplemental indenture implementing the Proposed Amendments.

The Offer is made on the basis of, and is subject to the detailed terms and conditions set forth in, the Offer to Purchase dated September 28, 2004, which can be obtained from the Dealer Manager or the Tender Agent at the addresses listed below.  The Company retains the right to waive, amend, cancel, modify or withdraw the Offer at any time.

Expected Timetable of Events

Tender Offer announced:

Tuesday, September 28, 2004

Consent Payment Deadline:

Wednesday, October 13, 2004

(5:00 p.m., New York time)

Expiration Time:

Thursday, October 28, 2004

(12:01 a.m., New York time)

Expected Settlement Date:

Friday, October 29, 2004

For further information about the Offer please direct inquiries to:

Dealer Manager:

Dresdner Bank AG London Branch

Attn: Carlyle Peake

Tel: +44-20-7475-3688

Email: carlyle.peake@drkw.com

or

Tender Agent:

JPMorgan Chase Bank

Attn: Rachael Owens

Tel: +44-20-7777-9467

Email: rachael.a.owens@jpmorgan.com